		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended
	June 30,
	2014	2013
(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes (1)	$(7,446)	$322,173
Add (deduct):
Equity in earnings of unconsolidated entities	(72,117)	(62,694)
Distributions from unconsolidated entities	65,569	47,635
Amortization of capitalized interest	3,301	1,318
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(645)	(5,522)
	(11,338)	302,910
Add fixed charges:
Consolidated interest expense (2)	56,605	48,247
Interest portion (1/3) of consolidated rent expense	23,126	27,276
	$68,393	$378,433

FIXED CHARGES:
Consolidated interest expense (2)	$56,605	$48,247
Capitalized interest	3,824	12,062
Interest portion (1/3) of consolidated rent expense	23,126	27,276
	$83,555	$87,585

RATIO OF EARNINGS TO FIXED CHARGES	*	4.32

Tax-effected preferred dividends	$39	$57
Fixed charges	83,555	87,585
Fixed charges and preferred dividends	$83,594	$87,642

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	*	4.32

(1)

Includes Gain on license sales and exchanges of $91.4 million and Gain on sale of business and other exit costs, net of $4.3 million in 2014, and Gain on sale of business and other exit costs, net of $296.1 million in 2013.

(2)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the six months ended June 30, 2014 were inadequate to cover Fixed charges and Fixed charges and preferred dividends by $15.2 million.